Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 362 [redacted]
Washington, [redacted]

RECEIVED
2006 OCT 31 P 3:31
OFFICE OF INTERNATIONAL CORPORATE FINANCE

06018009

Reykjavik, 23 October 2006
File no. 90-06-0243

Re: Actavis Group hf. (File No. 82-34959)
<u>Submission Pursuant to Rule 12g3-2(b)(iii)</u>

SUPPL

Ladies and Gentlemen:

By letter dated February 13, 2006, a submission to the Securities and Exchange Commission (the "<u>SEC</u>") was made on behalf of Actavis Group hf. (the "<u>Company</u>") in order to establish the Company's exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "<u>Exchange Act</u>"), pursuant to Rule 12g3-2(b) promulgated under the Exchange Act. We are furnishing this letter and the enclosed documents in order to maintain the Company's exemption and to comply with the requirements of Rule 12g3-2(b)(1)(iii) of the Exchange Act.

Pursuant to Rule 12g3-2(b)(4), the information contained in, and the documents enclosed with, this letter are not deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act. Furthermore, pursuant to Rule 12g3-2(b)(5), neither this letter nor the furnishing of such information and documents will constitute an admission for any purpose that the Company is subject to the Exchange Act.

The information set forth below is a summary of documentation which the Company has made public pursuant to Icelandic law or stock exchange rules, filed with a stock exchange (and which was made public by that exchange) and/or distributed (or made available for distribution) to its securities holders:

1. News release (20 October): Actavis Group hf. announces that the Company divests its stake in PLIVA. (enclosed).

If the SEC has any questions or requires any further information, please contact the undersigned at +354 5 400 300. Finally, I would greatly appreciate your acknowledging receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it to me by fax. The number is +354 5 400 301.

Sincerely yours,
On behalf of Actavis Group

Höskuldur Eiríksson, associate
LOGOS legal services

PROCESSED
NOV 03 2006
THOMSON
FINANCIAL

KAUPHÖLL ÍSLANDS
Iceland Stock Exchange

RECEIVED

2006 OCT 31 P 3:31

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Actavis divests its stake in PLIVA 20.10.2006 16:35:32

Flokkur: Fyrirtækjafréttir Prenta

Reykjavik, Iceland, 20 October, 2006 - Actavis Group (ICEX: ACT), the international generic pharmaceuticals company, announces that a total of 20.8% of PLIVA's share capital that Actavis controls through a combination of share ownership and options to acquire shares has been tendered into Barr's offer to acquire all outstanding shares in PLIVA at HRK820 per share.

The shareholding was a strategic stake acquired by Actavis to support its proposed bid for PLIVA. Following Actavis' Board's decision not to increase its offer above the price of HRK820 per share being offered by Barr Pharmaceuticals for PLIVA, Actavis has withdrawn its proposal and no longer sees the benefits of retaining its shareholding in PLIVA.

The capital gains realized from the sale of the shares will be used to offset the majority of the advisory costs incurred in connection with Actavis' proposed EUR2 billion (US$2.5 billion) acquisition of PLIVA. This highly complex process has included intensive due diligence of PLIVA's operation and managing the process of anti-trust clearance in 14 countries. In addition, Actavis has incurred significant exceptional financing costs due to the requirement under the Croatian Take-Over Code that bidders must post an irrevocable fully financed guarantee for the full value of the bid. The net negative impact on the Group's P&L will be EUR25 million and will be accounted for in the third quarter under financial items. This one off item will not affect the Company's financial guidance for the full year 2006 of double digit underlying growth over 2005 and an EBITDA margin between 20% and 21%.

As previously announced, third quarter financial results will be affected by normal seasonal variations with lower revenue and EBITDA margin than the two previous quarters in 2006.

Robert Wessman, President and CEO of Actavis, said:

"The sale of our shareholding in PLIVA concludes our interest in acquiring the business. While we believe that the combination of Actavis with PLIVA would have created one of the most exciting companies in our industry, we will not jeopardize shareholder value by overpaying for assets. Instead, we will continue to build upon our strong underlying business and pursue other opportunities to achieve continued superior growth and strong returns to our shareholders."

For further information:

Actavis Group
Halldor Kristmannsson
VP Corporate Communications
(+354) 535-2300 / 840-3425
hkristmannsson@actavis.com